                          Filed by Provident Financial Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                          Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019




This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Provident Financial Group, Inc., including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City's and Provident's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure Provident stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City's and Provident's results to differ materially from those described in the forward-looking statements can be found in the 2004 Quarterly Reports on Form 10-Q, as they are filed, and the 2003 Annual Report on Form 10-K of National City and Provident filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City and Provident, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484, Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, Attention: Secretary (513-579-2861).

The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 11, 2004, and information regarding Provident's directors and executive officers is available in its Form 10-K filed with the SEC by Provident on March 15, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.



                                   **********

(PROVIDENT LOGO)
One East Fourth Street
Cincinnati, Ohio  45202


                                                                    NEWS RELEASE


 PROVIDENT FINANCIAL GROUP, INC. ANNOUNCES FIRST QUARTER 2004 FINANCIAL RESULTS

Cincinnati, April 21, 2004 - Provident Financial Group, Inc. announced first quarter 2004 financial results today. For the quarter ended March 31, 2004, net income was $27.1 million or 51 cents per share compared with $25.8 million or 51 cents per share reported in 2003's first quarter. First quarter 2004 returns on average equity and assets were 11.68 percent and 0.65 percent, compared with
11.76 percent and 0.59 percent in last year's first quarter.

On February 17, 2004, Provident Financial Group and National City Corporation announced that they had signed a definitive agreement for National City to acquire Provident. First quarter 2004 results include a 5 cent net impact to earnings per share that is directly related to the increase in Provident's share price as a result of the acquisition announcement. Excluding this impact, first quarter 2004 earnings per share were 56 cents. The table below shows a reconciliation of these items.

    Earnings Per Share (EPS) Impact of Items Related to Share Price Increase as a Result of Pending Merger with National City Corporation

            Reported EPS                                          $   0.51

            EPS impact related to higher expenses
            associated with discontinued variable stock based
            compensation plan                                         0.03

            EPS impact related to increased common stock
            equivalents for stock options and PRIDES
            securities                                                0.02
                                                                  --------

            Adjusted EPS                                          $   0.56
                                                                  ========

Robert L. Hoverson, Provident's President and Chief Executive Officer, commented, "Excluding the earnings per share impact of the items associated with our pending merger with National City Corporation, first quarter earnings were within the range of our expectations and slightly above market consensus. Our financial results benefited primarily from significantly improved credit quality. Net charge-offs, non-performing assets and the loan loss provision were well below the levels of prior years. The composition of our deposit portfolio also continues to improve. Excluding the managed runoff of higher-cost CDs, average retail and commercial deposit account balances increased 20 percent over last year's first quarter, as sales associates continued to establish new customer relationships. Throughout the quarter, over 13,000 new lower-cost deposit accounts were opened, an increase of 12 percent over the number of new accounts opened last quarter. Additionally, we also realized a 15 basis point increase in the net interest margin over last quarter."

"We look forward to joining forces with National City Corporation. Our customers will benefit by having access to more branches and ATMs, as well as an expanded menu of products and services. We are committed to exceeding customer expectations and are working closely with National City to ensure a seamless transition throughout the entire merger process."

LOANS & ASSET QUALITY

Average loans and leases for 2004's first quarter were $8.8 billion compared with $9.1 billion in last year's first quarter. Total loans and leases outstanding on March 31, 2004 were $8.9 billion compared with $9.2 billion on March 31, 2003.

Key asset quality indicators:

- The first quarter 2004 provision for loan and lease losses was $10.0 million compared with $16.5 million for 2003's first quarter.

- The first quarter 2004 annualized net charge-offs to average total loans and leases were 0.45 percent compared with 0.73 percent for 2003's first quarter.

- The reserve for loan and lease losses on March 31, 2004 was $160.0 million compared with $201.0 million on March 31, 2003. The reserve for loan and lease losses on March 31, 2004 was 1.80 percent of total loans and leases compared with 2.20 percent on March 31, 2003. The reserve for loan and lease losses on March 31, 2004 was 200 percent of non-performing assets compared with 99 percent on March 31, 2003.

- Non-performing assets were $80.0 million on March 31, 2004, compared with $84.2 million on December 31, 2003, and $203.4 million on March 31, 2003. Non-performing assets were 0.90 percent of total loans, leases and other non-performing assets on March 31, 2004, compared with 0.95 percent on December 31, 2003, and 2.22 percent on March 31, 2003.

REVENUE & EXPENSES

First quarter 2004 net interest income was $76.0 million compared with $83.0 million in last year's first quarter. The net interest margin was 2.17 percent compared with 2.02 percent last quarter and 2.37 percent in last year's first quarter. The decline in the net interest margin from 2003's first quarter was primarily due to $471.0 million of subprime loans that were sold during the second quarter of 2003. Non-interest income was $168.1 million compared with $193.3 million in last year's first quarter. Revenue, comprised of net interest income and non-interest income, was $244.1 million compared with $276.2 million in last year's first quarter. First quarter 2004 non-interest expenses were $194.1 million compared with $221.2 million in last year's first quarter.

DEPOSITS

Average retail and commercial deposits for 2004's first quarter were $6.3 billion, an increase of 5 percent from $6.0 billion in 2003's first quarter. Excluding the managed run-off of higher-cost CDs, the average balances of transactional deposit accounts were up 20 percent. For the period ended March 31, 2004, retail and commercial deposits were $6.2 billion, an increase of 4 percent from $6.0 billion on March 31, 2003.

CAPITAL POSITION

Common shareholders' equity was $924.0 million or $18.70 per share on March 31, 2004 compared with $892.1 million or $18.19 per share on December 31, 2003. On March 31, 2004, tier 1 capital and total capital as a percentage of risk adjusted assets were 11.03 percent and 12.83 percent respectively, and the tier 1 leverage ratio was 8.73 percent.

CONFERENCE CALL & WEBCAST

Due to the impending acquisition of Provident Financial Group by National City Corporation, the company will not be hosting a conference call or webcast this quarter.

FORWARD-LOOKING STATEMENTS

This document may contain certain forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Forward-looking statements may be identified by words such as estimates, anticipates, projects, plans, expects, intends, believes, should and similar expressions and by the context in which they are used. Such statements are based upon current expectations of the company and speak only as of the date made. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including: sharp and/or rapid changes in interest rates; significant changes in the anticipated economic scenario which could materially change anticipated credit quality trends; the ability to generate loans and leases; significant cost, delay in, or ability to execute strategic initiatives designed to grow revenues and/or manage expenses; consummation of significant business combinations or divestitures; and significant changes in accounting, tax, or regulatory practices or requirements and factors noted in connection with forward-looking statements. Additionally, borrowers could suffer unanticipated losses without regard to general economic conditions. The results of these and other factors could cause differences from expectations in the level of defaults, changes in the risk characteristics of the loan and lease portfolio, and changes in the provision for loan and lease losses. Provident undertakes no obligations to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

ABOUT PROVIDENT FINANCIAL GROUP, INC.

Provident Financial Group, Inc. (Nasdaq: PFGI) is a bank holding company located in Cincinnati, Ohio. Its main subsidiary, The Provident Bank, provides a diverse line of banking and financial products, services and solutions through retail banking offices located in Southwestern Ohio and Northern Kentucky, and through commercial lending offices located throughout Ohio and surrounding states. Customers have access to banking services 24-hours a day through Provident's extensive network of ATMs, Telebank, a telephone customer service center, and the internet at http://www.providentbank.com. At March 31, 2004, Provident Financial Group had $8.9 billion in loans outstanding, $9.9 billion in deposits, and assets of $16.7 billion. On February 17, 2004, Provident Financial Group and National City Corporation (NYSE: NCC) announced that they had signed a definitive agreement for National City to acquire Provident. The transaction is expected to close by the end of the second quarter.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Christopher J. Carey
Executive Vice President & Chief Financial Officer
1-513-639-4644 / 1-800-851-9521
e-mail: IR@provident-financial.com

Stockholders are urged to read the joint proxy statement/prospectus which contains important information regarding the proposed transaction. Stockholders can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484 Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202 Attention: Secretary (513-579-2861). The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 11, 2003, and information regarding Provident's directors and executive officers is available in its Form 10-K filed with the SEC by Provident on March 15, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC as they become available.

                                (PROVIDENT LOGO)


                   Selected Consolidated Financial Information

                                 March 31, 2004

                                   (unaudited)






CONTENTS                                                                     PAGE
--------                                                                     ----
Consolidated Financial Highlights ......................................       5
Consolidated Statements of Income ......................................       6
Consolidated Quarterly Statements of Income ............................       7
Consolidated Period End Balance Sheets .................................       8
Consolidated Credit Loss Experience ....................................       9
Consolidated Nonperforming Assets ......................................      10
Consolidated Average Balances and Rates ................................      11
Consolidated Capital Data ..............................................      12
Supplementary Data .....................................................      13

PROVIDENT FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL HIGHLIGHTS
(UNAUDITED)


                                                                                   Three Months
                                                                   ----------------------------------------------
FOR THE PERIOD ENDED MARCH 31                                         2004             2003              % Change
                                                                   ----------       ----------           --------
  Net Income
       Basic ................................................             .55              .52              5.8%
       Diluted ..............................................             .51              .51              0.0%
  Dividends .................................................             .24              .24              0.0%
  Book Value ................................................           18.70            17.88              4.6%

RESULTS OF OPERATIONS: (IN MILLIONS)
    Net Interest Income .....................................      $     76.0       $     83.0             (8.4)%
    Provision for Loan and Lease Losses .....................            10.0             16.5            (39.7)%
    Net Income ..............................................            27.1             25.8              4.8%

FINANCIAL RATIOS:
    Performance Ratios:
        Return on Average Assets ............................            0.65%            0.59%
        Return on Average Shareholders' Equity ..............           11.68            11.76
        Average Shareholders' Equity to Average Assets ......            5.58             5.01
        Net Interest Margin .................................            2.17             2.37
    Capital Adequacy Ratios (Period End):
        Shareholders' Equity to Total Assets ................            5.56             4.96
        Tier I Leverage Ratio ...............................            8.73             7.76
        Risk-Based Capital Ratio - Tier I Capital ...........           11.03             9.78
        Risk-Based Capital Ratio - Total Capital ............           12.83            11.65
          (Current Period Regulatory Ratios are Estimated)

ASSET QUALITY RATIOS:
    Reserve for Loan and Lease Losses to:
       Total Loans and Leases ...............................            1.80%            2.20%
       Nonaccrual Loans .....................................          208.46           110.91
    Nonperforming Assets to:
       Total Loans, Leases and Other Nonperforming Assets ...             .90             2.22
       Total Assets .........................................             .48             1.15
    Net Charge-Off's to
       Average Total Loans and Leases (Annualized) ..........             .45              .73

AVERAGE BALANCES: (IN MILLIONS)
    Total Loans and Leases ..................................      $    8,826       $    9,085             (2.9)%
    Earning Assets ..........................................          14,078           14,194             (0.8)%
    Leased Equipment ........................................           1,551            2,242            (30.8)%
    Assets ..................................................          16,613           17,534             (5.3)%
    Deposits ................................................          10,191           10,107              0.8%
    Interest Bearing Liabilities ............................          13,633           14,978             (9.0)%
    Shareholders' Equity ....................................             927              878              5.6%

PERIOD END BALANCES: (IN MILLIONS)
    Total Loans and Leases ..................................      $    8,890       $    9,152             (2.9)%
    Leased Equipment ........................................           1,470            2,182            (32.6)%
    Assets ..................................................          16,738           17,726             (5.6)%
    Deposits ................................................           9,909           10,665             (7.1)%
    Shareholders' Equity ....................................             931              879              5.9%

OFF-BALANCE SHEET SECURITIZED LOANS AND LEASES: (IN MILLIONS)
    Residential Mortgage ....................................      $    1,054       $    1,619            (34.9)%
    Home Equity .............................................             106              178            (40.4)%
    Direct Finance Leasing ..................................              31               80            (61.3)%
                                                                   ----------       ----------
    Total Off-Balance Sheet Securitized Loans and Leases ....      $    1,191       $    1,877            (36.5)%


(See Investment in Variable Interest Entities Note to Consolidated Financial Statements within the Company's Form 10-K for further discussion of these off-balance sheet assets.)

PROVIDENT FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)


                                                                         Three Months Ended
                                                                             March 31,
                                                                --------------------------------------
                                                                  2004           2003         % Change
                                                                  ----           ----         --------
Net Interest Income                                             $ 76,011       $ 82,959         (8.4)%

Provision for Loan and Lease Losses                                9,962         16,521        (39.7)%

Noninterest Income:
  Service Charges on Deposit Accounts                             11,493         12,332         (6.8)%
  Loan Servicing Fees                                             10,569         10,660         (0.9)%
  Commercial Mortgage Banking Revenue                             11,300         10,297          9.7%
  Other Service Charges and Fees                                  11,766         11,736          0.3%
  Leasing Income                                                 104,089        137,974        (24.6)%
  Cash Gain on Sale of Loans                                       8,702          4,942         76.1%
  Warrant Gains                                                      549            328         67.4%
  Net Securities Gains / (Losses)                                    272          1,500        (81.9)%
  Other                                                            9,392          3,518        167.0%
                                                                --------        ------
     Total Noninterest Income                                    168,132        193,287        (13.0)%

Noninterest Expense:
  Salaries, Wages and Benefits                                    65,008         61,984          4.9%
  Charges and Fees                                                 6,168          7,822        (21.1)%
  Occupancy                                                        6,279          6,228          0.8%
  Leasing Expense                                                 75,755         95,169        (20.4)%
  Equipment Expense                                                6,086          6,949        (12.4)%
  Professional Services                                            5,800          8,398        (30.9)%
  Minority Interest Expense                                        3,197          3,197          0.0%
  Other                                                           25,814         31,449        (17.9)%
                                                                --------        ------
     Total Noninterest Expense                                   194,107        221,196        (12.2)%
                                                                --------        ------

       Income Before Income Taxes                                 40,074         38,529          4.0%

Income Taxes                                                      13,024         12,715          2.4%
                                                                --------        ------

          Net Income                                            $ 27,050       $ 25,814          4.8%
                                                                ========       ========

Other Data:
  Basic Earnings Per Common Share (GAAP)                        $   0.55       $   0.52          5.8%

  Diluted Earnings Per Common Share (GAAP)                      $   0.51       $   0.51          0.0%
  Adjustments (1):
     Impact for additional expense related to discontinued
       variable stock based compensation plan                       0.03           --
     Impact for additional common stock equivalents                 0.02           --
                                                                --------       ------
  Adjusted Diluted Earnings Per Common Share (Non-GAAP)         $   0.56       $   0.51          9.8%

  Dividends Paid Per Common Share                               $   0.24       $   0.24          0.0%
  Return on Assets                                                  0.65%          0.59%
  Return on Equity                                                 11.68%         11.76%
  Net Interest Margin (FTE)                                         2.17%          2.37%
  Full-Time Equivalent Employees                                   3,237          3,333

(1) On February 17, 2004, Provident announced that it had signed a definitive agreement to merge with National City Corporation. As a result, the market value of Provident's stock increased causing a higher calculation of common stock equivalents for both its stock options and PRIDES securities outstanding. Additionally, Provident incurred additional expense related to a discontinued variable stock based compensation plan which is directly impacted by the market price of its stock. Therefore, the increase in stock price lowered Provident's diluted earnings per share. The company believes presenting diluted earnings per share excluding the impact of the high stock price might be beneficial to the reader as it provides data that is more comparable to other periods contained within this document.

PROVIDENT FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED QUARTERLY STATEMENTS OF INCOME
(UNAUDITED)


                                                      2004                               2003
                                                    ---------   -----------------------------------------------------------
                                                      First      Fourth        Third      Second       First        Full
                                                     Quarter     Quarter      Quarter     Quarter     Quarter       Year
                                                    ---------   ---------    ---------   ---------   ---------    ---------
Net Interest Income                                 $  76,011   $  74,216    $  74,123   $  84,494   $  82,959    $ 315,792

Provision for Loan and Lease Losses                     9,962      35,070       11,919      52,469      16,521      115,979

Noninterest Income:
  Service Charges on Deposit Accounts                  11,493      12,367       12,933      12,391      12,332       50,023
  Loan Servicing Fees                                  10,569      13,150        6,925       9,428      10,660       40,163
  Commercial Mortgage Banking Revenue                  11,300      13,550       10,095      10,849      10,297       44,791
  Other Service Charges and Fees                       11,766      12,758       13,520      12,921      11,736       50,935
  Leasing Income                                      104,089     114,484      126,192     131,459     137,974      510,109
  Cash Gain on Sale of Loans                            8,702       3,714        4,553       7,124       4,942       20,333
  Warrant Gains                                           549          --           --       1,308         328        1,636
  Net Securities Gains / (Losses)                         272      (1,128)       5,077         858       1,500        6,307
  Net Gain on Florida Assets and Liabilities               --      74,998           --          --          --       74,998
  Net Gain on Merchant Services Business                   --          --           --      19,000          --       19,000
  Other                                                 9,392       9,664        6,176       7,636       3,518       26,994
                                                    ---------   ---------    ---------   ---------   ---------    ---------
     Total Noninterest Income                         168,132     253,557      185,471     212,974     193,287      845,289

Noninterest Expense:
  Salaries, Wages and Benefits                         65,008      64,855       60,737      65,823      61,984      253,399
  Charges and Fees                                      6,168       9,059        7,404       7,867       7,822       32,152
  Occupancy                                             6,279       6,449        6,224       6,464       6,228       25,365
  Leasing Expense                                      75,755      88,412       89,047      92,780      95,169      365,408
  Equipment Expense                                     6,086       6,114        6,398       6,824       6,949       26,285
  Professional Services                                 5,800       7,945        7,906       8,418       8,398       32,667
  Minority Interest Expense                             3,197       3,197        3,197       3,197       3,197       12,788
  Debt Retirement Charge                                   --      25,584           --          --          --       25,584
  Disposition Cost of Subprime Loans                       --          --           --       6,914          --        6,914
  Other                                                25,814      34,659       26,378      27,007      31,449      119,493
                                                    ---------   ---------    ---------   ---------   ---------    ---------
     Total Noninterest Expense                        194,107     246,274      207,291     225,294     221,196      900,055
                                                    ---------   ---------    ---------   ---------   ---------    ---------

       Income Before Income Taxes and Cumulative
        Effect of Changes in Accounting Principles     40,074      46,429       40,384      19,705      38,529      145,047

Income Taxes                                           13,024      15,005       12,923       6,502      12,715       47,145
                                                    ---------   ---------    ---------   ---------   ---------    ---------

       Income Before Cumulative Effect of
        Changes in Accounting Principles               27,050      31,424       27,461      13,203      25,814       97,902

Cumulative Effect of Changes in
  Accounting Principles                                    --      (1,202)          --          --          --       (1,202)
                                                    ---------   ---------    ---------   ---------   ---------    ---------
          Net Income                                $  27,050   $  30,222    $  27,461   $  13,203   $  25,814    $  96,700
                                                    =========   =========    =========   =========   =========    =========

Other Data:
  Before Cumulative Effect of Changes in
   Accounting Principles:
    Basic Earnings Per Common Share                 $    0.55   $    0.63    $    0.56   $    0.27   $    0.52    $    1.99
    Diluted Earnings Per Common Share               $    0.51   $    0.61    $    0.54   $    0.26   $    0.51    $    1.92
  After Cumulative Effect of Changes in
   Accounting Principles:
    Basic Earnings Per Common Share                 $    0.55   $    0.61    $    0.56   $    0.27   $    0.52    $    1.96
    Diluted Earnings Per Common Share               $    0.51   $    0.59    $    0.54   $    0.26   $    0.51    $    1.90

  Dividends Paid Per Common Share                   $    0.24   $    0.24    $    0.24   $    0.24   $    0.24    $    0.96
  Return on Assets                                       0.65%       0.70%        0.62%       0.30%       0.59%        0.55%
  Return on Equity                                      11.68%      13.51%       12.91%       5.85%      11.76%       10.97%
  Net Interest Margin (FTE)                              2.17%       2.02%        2.01%       2.32%       2.37%        2.18%
  Full-Time Equivalent Employees                        3,237       3,177        3,345       3,355       3,333

PROVIDENT FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED PERIOD END BALANCE SHEETS
(UNAUDITED)


                                                     2004                                       2003
                                                  ------------     ---------------------------------------------------------------
                                                     First            Fourth           Third           Second            First
                                                    Quarter          Quarter          Quarter          Quarter          Quarter
                                                  ------------     ------------     ------------     ------------     ------------
ASSETS
  Cash and Due From Banks                         $    276,538     $    273,299     $    288,176     $    352,241     $    340,141
  Federal Funds Sold and
    Reverse Repurchase Agreements                      167,069          253,273          341,833          337,006          561,446
  Trading Account Securities                           130,787          119,646          142,660          105,877          111,516
  Loans and Leases Held For Sale                       255,968          595,505          494,804          447,039          255,593
  Investment Securities Available for Sale           4,544,536        4,527,912        4,731,323        4,760,894        4,320,723
  Investment Securities Held to Maturity               199,889               --               --               --               --
  Loans and Leases:
    Corporate Lending:
        Commercial                                   4,109,379        4,038,545        4,288,451        4,459,612        4,515,888
        Mortgage                                       949,765          961,939          992,619        1,017,061          947,205
        Construction                                   424,444          452,581          504,071          516,348          528,824
        Lease Financing                              1,277,158        1,275,255        1,304,659        1,253,851        1,233,533
                                                  ------------     ------------     ------------     ------------     ------------
               Total Corporate Lending               6,760,746        6,728,320        7,089,800        7,246,872        7,225,450
    Consumer Lending:
       Installment                                   1,548,898        1,670,667        1,573,782        1,424,207        1,362,896
       Residential                                      36,272           36,241           26,812           37,741          519,632
       Lease Financing                                 544,190          460,302          320,866          155,577           43,522
                                                  ------------     ------------     ------------     ------------     ------------
               Total Consumer Lending                2,129,360        2,167,210        1,921,460        1,617,525        1,926,050
                                                  ------------     ------------     ------------     ------------     ------------
       Total Loans and Leases                        8,890,106        8,895,530        9,011,260        8,864,397        9,151,500
    Reserve for Loan and Lease Losses                 (160,000)        (160,000)        (184,160)        (185,019)        (201,020)
                                                  ------------     ------------     ------------     ------------     ------------
          Net Loans and Leases                       8,730,106        8,735,530        8,827,100        8,679,378        8,950,480
  Leased Equipment                                   1,469,955        1,653,264        1,825,721        2,006,999        2,181,823
  Premises and Equipment                                91,884           92,837           99,561           97,070           98,853
  Goodwill                                              83,798           81,801           84,269           83,979           82,651
  Other Assets                                         787,101          684,438          772,186          923,516          823,194
                                                  ------------     ------------     ------------     ------------     ------------
                                                  $ 16,737,631     $ 17,017,505     $ 17,607,633     $ 17,793,999     $ 17,726,420
                                                  ============     ============     ============     ============     ============
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Liabilities:
  Deposits:
    Noninterest Bearing                           $  1,484,560     $  1,491,473     $  1,412,183     $  1,357,468     $  1,163,209
    Interest Bearing                                 8,424,208        8,844,245        9,359,919        9,598,344        9,502,086
                                                  ------------     ------------     ------------     ------------     ------------
      Total Deposits                                 9,908,768       10,335,718       10,772,102       10,955,812       10,665,295
  Short-Term Debt                                    1,790,944        1,443,438        1,403,012        1,268,198        1,506,797
  Long-Term Debt                                     3,067,893        3,298,930        3,476,460        3,624,262        3,661,219
  Junior Subordinated Debentures                       465,904          465,799               --               --               --
  Guaranteed Preferred Beneficial Interests in
   Junior Subordinated Debentures                           --               --          451,389          451,284          451,179
  Minority Interest                                    160,966          160,966          160,966          160,966          160,966
  Accrued Interest and Other Liabilities               412,195          413,600          451,294          442,883          401,981
                                                  ------------     ------------     ------------     ------------     ------------
    Total Liabilities                               15,806,670       16,118,451       16,715,223       16,903,405       16,847,437

Shareholders' Equity:
  Preferred Stock                                        7,000            7,000            7,000            7,000            7,000
  Common Stock                                          14,646           14,538           14,492           14,461           14,454
  Capital Surplus                                      316,432          305,632          301,737          298,838          298,498
  Retained Earnings                                    667,047          652,206          634,018          618,712          619,444
  Accumulated Other
     Comprehensive Income                              (74,164)         (80,322)         (64,837)         (48,417)         (60,413)
                                                  ------------     ------------     ------------     ------------     ------------
    Total Shareholders' Equity                         930,961          899,054          892,410          890,594          878,983
                                                  ------------     ------------     ------------     ------------     ------------
                                                  $ 16,737,631     $ 17,017,505     $ 17,607,633     $ 17,793,999     $ 17,726,420
                                                  ============     ============     ============     ============     ============

PROVIDENT FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED CREDIT LOSS EXPERIENCE
(UNAUDITED)


                                                2004                                        2003
                                              ---------      --------------------------------------------------------------------
                                                First          Fourth         Third         Second          First        Full
                                               Quarter        Quarter        Quarter        Quarter        Quarter       Year
                                              ---------      ---------      ---------      ---------      ---------     ---------
Reserve for Loan and Lease Losses
  At Beginning of Period                      $ 160,000      $ 184,160      $ 185,019      $ 201,020      $ 201,051     $ 201,051

Provision Charged to Expense                      9,962         35,070         11,919         52,469         16,521       115,979

Net Charge-Offs:
 Corporate Lending:
   Commercial                                     6,295         24,166          7,726         11,147          8,093        51,132
   Mortgage                                           1          1,062             --             54             46         1,162
   Construction                                     (52)            52            (56)          (241)            65          (180)
   Lease Financing                                1,595         32,094          3,946          1,714          3,294        41,048
                                              ---------      ---------      ---------      ---------      ---------     ---------
     Net Corporate Lending                        7,839         57,374         11,616         12,674         11,498        93,162
 Consumer Lending:
   Installment                                    1,061          2,003          1,118          1,467            576         5,164
   Residential                                    1,011           (166)             2         54,320          4,478        58,634
   Lease Financing                                   51             19             42              9             --            70
                                              ---------      ---------      ---------      ---------      ---------     ---------
     Net Consumer Lending                         2,123          1,856          1,162         55,796          5,054        63,868
                                              ---------      ---------      ---------      ---------      ---------     ---------
        Net Charge-Offs                           9,962         59,230         12,778         68,470         16,552       157,030
                                              ---------      ---------      ---------      ---------      ---------     ---------

Reserve for Loan and Lease Losses
  At End of Period                            $ 160,000      $ 160,000      $ 184,160      $ 185,019      $ 201,020     $ 160,000
                                              =========      =========      =========      =========      =========     =========

Net Charge-Offs to Average Total Loans and
 Leases: (Annualized)
 Corporate Lending:
   Commercial                                      0.64%          2.34%          0.69%          0.99%          0.73%         1.17%
   Mortgage                                         --%           0.44%           --%           0.02%          0.02%         0.12%
   Construction                                   (0.05%)         0.04%         (0.04%)        (0.18%)         0.05%        (0.03%)
   Lease Financing                                 0.51%          9.89%          1.27%          0.56%          1.06%         3.27%
                                              ---------      ---------      ---------      ---------      ---------     ---------
     Total Corporate Lending                       0.48%          3.33%          0.65%          0.70%          0.64%         1.31%
 Consumer Lending:
   Installment                                     0.25%          0.48%          0.29%          0.42%          0.17%         0.35%
   Residential                                    10.16%         (2.49%)         0.07%         44.70%          3.25%        22.04%
   Lease Financing                                 0.04%          0.02%          0.07%          0.04%           --%          0.04%
                                              ---------      ---------      ---------      ---------      ---------     ---------
     Total Consumer Lending                        0.38%          0.35%          0.26%         11.21%          1.04%         3.28%
                                              ---------      ---------      ---------      ---------      ---------     ---------
       Total Loans and Leases                      0.45%          2.64%          0.57%          2.98%          0.73%         1.73%
                                              =========      =========      =========      =========      =========     =========

PROVIDENT FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED NONPERFORMING ASSETS
(UNAUDITED)


                                                           2004                          2003
                                                         --------     -----------------------------------------------
                                                           First       Fourth       Third       Second        First
                                                         Quarter      Quarter      Quarter      Quarter      Quarter
                                                         --------     --------     --------     --------     --------
Nonaccrual Loans:
 Corporate Lending:
   Commercial                                            $ 61,656     $ 62,288     $109,022     $116,926     $123,912
   Mortgage                                                 8,638        8,146        5,330        6,307        7,298
   Construction                                             2,333        2,469        3,617        3,792        1,321
   Lease Financing                                            103          514        2,271        2,267        2,792
                                                         --------     --------     --------     --------     --------
       Total Corporate Lending                             72,730       73,417      120,240      129,292      135,323
 Consumer Lending:
   Installment                                                 --           --           --           --           --
   Residential                                              4,025        6,442        3,468        4,011       45,927
   Lease Financing                                             --           --           --           --           --
                                                         --------     --------     --------     --------     --------
       Total Consumer Lending                               4,025        6,442        3,468        4,011       45,927
                                                         --------     --------     --------     --------     --------
           Total Nonaccrual Loans                          76,755       79,859      123,708      133,303      181,250

Other Nonperforming Assets                                  3,232        4,299        8,251       13,858       22,172
                                                         --------     --------     --------     --------     --------

    Total Nonperforming Assets                           $ 79,987     $ 84,158     $131,959     $147,161     $203,422
                                                         ========     ========     ========     ========     ========

Loans 90 Days Past Due Still Accruing                    $  6,768     $ 12,702     $ 10,211     $  5,971     $ 36,038

Reserve for Loan and Lease Losses as a Percent of:
  Nonaccrual Loans                                         208.46%      200.35%      148.87%      138.80%      110.91%
  Nonperforming Assets                                     200.03%      190.12%      139.56%      125.73%       98.82%
  Total Loans and Leases                                     1.80%        1.80%        2.04%        2.09%        2.20%
Nonaccrual Loans as a % of Total Loans and Leases             .86%         .90%        1.37%        1.50%        1.98%
Nonperforming Assets as a Percent of:
  Total Loans, Leases  and Other Nonperforming Assets         .90%         .95%        1.46%        1.66%        2.22%
  Total Assets                                                .48%         .49%         .75%         .83%        1.15%

PROVIDENT FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED AVERAGE BALANCES AND RATES
ON A FULLY TAXABLE EQUIVALENT BASIS
(UNAUDITED)

                                                     2004                                     2003
                                             ---------------------      ------------------------------------------------
                                                 First Quarter              Fourth Quarter             Third Quarter
                                             ---------------------      ---------------------      ---------------------
                                             Average       Average      Average       Average      Average       Average
(Dollars In Millions)                        Balance        Rate        Balance        Rate        Balance        Rate
------------------------------------------------------------------      ---------------------      ---------------------
ASSETS:
  Loans and Leases:
     Corporate Lending:
         Commercial                          $ 3,928         5.58%      $ 4,130         5.40%      $ 4,461         5.71%
         Mortgage                                950         4.96           971         5.19           980         5.32
         Construction                            436         3.79           488         3.79           512         4.45
         Lease Financing                       1,257         7.99         1,299         7.72         1,247         8.14
                                             -------      -------       -------      -------       -------      -------
             Total Corporate Lending           6,571         5.83         6,888         5.69         7,200         5.99
     Consumer Lending:
         Installment                           1,697         4.03         1,666         4.08         1,519         4.36
         Residential                              40        15.44            27        14.21            12        13.46
         Lease Financing                         518         5.11           401         5.63           234         7.02
                                             -------      -------       -------      -------       -------      -------
             Total Consumer Lending            2,255         4.48         2,094         4.51         1,765         4.77
                                             -------      -------       -------      -------       -------      -------
       Total Loans and Leases                  8,826         5.49         8,982         5.42         8,965         5.75
  Investment Securities                        4,502         3.87         4,583         3.76         4,702         3.63
  Federal Funds Sold and Reverse
     Repurchase Agreements                       297         1.72           377         1.56           446         1.55
  Other Short-Term Investments                   453         4.67           613         4.66           549         5.85
                                             -------      -------       -------      -------       -------      -------
       Total Earning Assets                   14,078         4.86        14,555         4.76        14,662         4.95
  Cash and Due From Banks                        242                        276                        306
  Leased Equipment                             1,551                      1,737                      1,918
  Other Assets                                   742                        827                        791
                                             -------                    -------                    -------
       Total Assets                          $16,613                    $17,395                    $17,677
                                             =======                    =======                    =======
LIABILITIES AND
  SHAREHOLDERS' EQUITY:
  Deposits:
     Demand Deposits                         $   872         0.77       $ 1,119         1.22       $ 1,266         1.33
     Savings Deposits                          1,614         1.61         1,633         1.66         1,553         1.71
     Time Deposits                             6,218         2.31         6,384         2.28         6,700         2.56
                                             -------      -------       -------      -------       -------      -------
       Total Deposits                          8,704         2.02         9,136         2.04         9,519         2.26
  Short-Term Debt:
     Federal Funds Purchased and

       Repurchase Agreements                   1,060         2.59         1,046         2.55         1,168         2.32
     Commercial Paper                            260         1.09           244         1.01           250         1.14
                                             -------      -------       -------      -------       -------      -------
       Total Short-Term Debt                   1,320         2.30         1,290         2.26         1,418         2.11
  Long-Term Debt                               3,143         4.92         3,459         4.80         3,573         4.72
  Junior Subordinated Debentures                 466         3.83           452         3.92           451         3.95
                                             -------      -------       -------      -------       -------      -------
     Total Interest Bearing Liabilities       13,633         2.78        14,337         2.78        14,961         2.88
  Noninterest Bearing Deposits                 1,487                      1,515                      1,388
  Minority Interest                              161                        161                        161
  Other Liabilities                              405                        488                        316
  Shareholders' Equity                           927                        894                        851
                                             -------                    -------                    -------
     Total Liabilities and
       Shareholders' Equity                  $16,613                    $17,395                    $17,677
                                             =======                    =======                    =======

Net Interest Spread                                          2.08%                      1.98%                      2.07%
                                                          =======                    =======                    =======
Net Interest Margin                                          2.17%                      2.02%                      2.01%
                                                          =======                    =======                    =======

                                                                                2003
                                             ---------------------------------------------------------------------------
                                                 Second Quarter               First Quarter              Full Year
                                             ---------------------      ---------------------      ---------------------
                                             Average       Average      Average       Average      Average       Average
(Dollars In Millions)                        Balance        Rate        Balance        Rate        Balance        Rate
------------------------------------------------------------------      ---------------------      ---------------------
ASSETS:
  Loans and Leases:
     Corporate Lending:
         Commercial                          $ 4,518         5.73%      $ 4,446         5.66%      $ 4,388         5.63%
         Mortgage                                909         5.59           934         5.83           949         5.48
         Construction                            539         4.34           522         4.19           515         4.20
         Lease Financing                       1,227         8.72         1,246         8.85         1,254         8.35
                                             -------      -------       -------      -------       -------      -------
             Total Corporate Lending           7,193         6.12         7,148         6.13         7,106         5.98
     Consumer Lending:
         Installment                           1,407         4.78         1,352         5.12         1,487         4.55
         Residential                             486        10.17           552        11.68           266        11.12
         Lease Financing                          97         8.91            33         7.92           192         6.56
                                             -------      -------       -------      -------       -------      -------
             Total Consumer Lending            1,990         6.29         1,937         7.04         1,945         5.65
                                             -------      -------       -------      -------       -------      -------
       Total Loans and Leases                  9,183         6.16         9,085         6.32         9,051         5.91
  Investment Securities                        4,471         4.32         4,292         4.90         4,514         4.13
  Federal Funds Sold and Reverse
     Repurchase Agreements                       441         1.90           313         2.13           395         1.76
  Other Short-Term Investments                   498         5.70           504         5.35           542         5.35
                                             -------      -------       -------      -------       -------      -------
       Total Earning Assets                   14,593         5.45        14,194         5.76        14,502         5.22
  Cash and Due From Banks                        310                        311                        301
  Leased Equipment                             2,101                      2,242                      1,999
  Other Assets                                   868                        787                        817
                                             -------                    -------                    -------
       Total Assets                          $17,872                    $17,534                    $17,619
                                             =======                    =======                    =======
LIABILITIES AND
  SHAREHOLDERS' EQUITY:
  Deposits:
     Demand Deposits                         $ 1,204         1.51       $ 1,053         1.43       $ 1,161         1.37
     Savings Deposits                          1,460         1.80         1,419         1.76         1,517         1.73
     Time Deposits                             6,990         2.68         6,498         2.94         6,643         2.61
                                             -------      -------       -------      -------       -------      -------
       Total Deposits                          9,654         2.40         8,970         2.57         9,321         2.31
  Short-Term Debt:
     Federal Funds Purchased and

       Repurchase Agreements                   1,129         2.37         1,488         2.11         1,206         2.32
     Commercial Paper                            265         1.24           300         1.47           265         1.23
                                             -------      -------       -------      -------       -------      -------
       Total Short-Term Debt                   1,394         2.16         1,788         2.00         1,471         2.12
  Long-Term Debt                               3,638         4.85         3,769         5.20         3,609         4.89
  Junior Subordinated Debentures                 451         4.09           451         4.22           451         4.04
                                             -------      -------       -------      -------       -------      -------
     Total Interest Bearing Liabilities       15,137         3.01        14,978         3.22        14,852         2.97
  Noninterest Bearing Deposits                 1,264                      1,137                      1,327
  Minority Interest                              162                        161                        161
  Other Liabilities                              406                        380                        397
  Shareholders' Equity                           903                        878                        882
                                             -------                    -------                    -------
     Total Liabilities and
       Shareholders' Equity                  $17,872                    $17,534                    $17,619
                                             =======                    =======                    =======

Net Interest Spread                                          2.44%                      2.54%                      2.25%
                                                          =======                    =======                    =======
Net Interest Margin                                          2.32%                      2.37%                      2.18%
                                                          =======                    =======                    =======

PROVIDENT FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED CAPITAL DATA
(UNAUDITED)

                                                 2004                                      2003
                                              ----------    ------------------------------------------------------------------
                                                First         Fourth         Third        Second        First          Full
                                               Quarter        Quarter       Quarter       Quarter      Quarter         Year
--------------------------------------------------------    ----------    ----------    ----------    ----------    ----------
PER COMMON SHARE:
Shares Outstanding (In Thousands):
  Average - Basic                                 49,189        48,943        48,830        48,770        48,776        48,830
  Average - Diluted                               53,206        51,478        50,885        50,668        50,766        50,950
  Period-End                                      49,401        49,040        48,885        48,783        48,759
Book Value                                    $    18.70    $    18.19    $    18.11    $    18.11    $    17.88
Price:
  High                                        $    41.40    $    32.68    $    28.78    $    26.45    $    28.91    $    32.68
  Low                                              32.05         28.00         25.67         21.01         21.23         21.01
  Period-End                                       40.18         31.95         27.97         25.75         21.23



CAPITAL RATIOS (DOLLARS IN MILLIONS):
Risk-Based Capital (Current Qtr Estimated):
  Risk-Adjusted Assets                        $   13,096    $   13,334    $   13,836    $   13,807    $   13,886
  Tier 1 Capital                              $    1,444    $    1,412    $    1,382    $    1,358    $    1,359
    Percentage of Risk Adjusted Assets             11.03%        10.59%         9.99%         9.84%         9.78%
  Total Capital                               $    1,680    $    1,658    $    1,643    $    1,625    $    1,617
    Percentage of Risk Adjusted Assets             12.83%        12.44%        11.87%        11.77%        11.65%
  Tier 1 Leverage Ratio                             8.73%         8.13%         7.82%         7.62%         7.76%
Period End Shareholders' Equity
  to Total Period-End Assets                        5.56%         5.28%         5.07%         5.01%         4.96%
Period-End Tangible Shareholders' Equity
  to Total Period-End Tangible Assets               5.05%         4.79%         4.56%         4.49%         4.45%
Average Shareholders' Equity
  to Total Average Assets                           5.58%         5.14%         4.81%         5.05%         5.01%         5.00%
Average Tangible Shareholders' Equity
  to Total Average Tangible Assets                  5.07%         4.64%         4.30%         4.54%         4.48%         4.49%

PROVIDENT FINANCIAL GROUP, INC. AND SUBSIDIARIES
SUPPLEMENTARY DATA
(UNAUDITED)

In conjunction with the reclassification of the company's auto leases from the loan category to leased equipment, which is not included in loans or earning assets, the company believes this presentation aids in illustrating the impact the reclassification has on certain performance measures as illustrated below. This is not intended to imply that, if this reclassification were not made, these measures would be precisely equal to the adjusted measures listed below. Instead, we are providing this data to demonstrate in a general sense how these measures would look if the leased equipment were treated as an earning asset and operating lease income and depreciation expense were included in revenues.

                                                                Three Months Ended
                                                        ----------------------------------
(In Thousands)                                          March 31, 2004      March 31, 2003
----------------------------------------------------------------------      --------------
NET INTEREST INCOME                                      $     76,011        $     82,959
      Add:  Operating Lease Income                            104,089             137,974
      Less:  Depreciation on Operating Leases                 (77,383)            (99,653)
                                                         ------------        ------------
NET FINANCING INCOME                                     $    102,717        $    121,280

NONINTEREST INCOME                                       $    168,132        $    193,287
      Less:  Operating Lease Income                          (104,089)           (137,974)
                                                         ------------        ------------
NONINTEREST INCOME EXCLUDING OPERATING LEASE INCOME      $     64,043        $     55,313

TOTAL FINANCING REVENUES                                 $    166,760        $    176,593

NONINTEREST EXPENSES                                     $    194,107        $    221,196
      Less: Depreciation on Operating Leases                  (77,383)            (99,653)
                                                         ------------        ------------
NONINTEREST EXPENSES EXCLUDING
  DEPRECIATION ON OPERATING LEASES                       $    116,724        $    121,543

AVERAGE EARNING ASSETS                                   $ 14,078,000        $ 14,194,000
      Add:  Average Leased Equipment                        1,551,000           2,242,000
                                                         ------------        ------------
AVERAGE EARNING ASSETS INCLUDING LEASED EQUIPMENT        $ 15,629,000        $ 16,436,000

NET INTEREST MARGIN RATIO - GAAP BASIS                           2.17%               2.37%

NET FINANCING INCOME RATIO                                       2.64%               2.99%

NONINTEREST EXPENSES AS A PERCENT OF
  TOTAL REVENUES - GAAP BASIS                                      80%                 80%

NONINTEREST EXPENSES EXCLUDING DEPRECIATION ON
  OPERATING LEASES AS A PERCENT OF TOTAL REVENUES
  WHICH INCLUDES DEPRECIATION ON OPERATING LEASES                  70%                 69%

The company has average leased equipment which as a percentage of total average assets were 9.3% and 12.8% for the three month periods presented. Because of the significance of the leased equipment, which generates significant revenues but are not included in earning assets in the financial statements, the company believes that in order to compare some of the company's key metrics to other banks, the impact these financing assets have on the company's net interest margin and its noninterest expenses as a percentage of total revenues should be illustrated. Additionally, from an internal management perspective, the leased equipment is included in the company's overall interest sensitivity analysis and these assets are typically priced based on the company's cost of funds. In the financial statements, the financing cost directly related to these assets is included in net interest income and the related operating lease revenue and depreciation is reported separately in noninterest income and noninterest expense. The revenue and expense amounts listed above are derived from the company's income statements and statements of cash flows. The balance sheet data is derived from the company's average balance sheets.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City Corporation and Provident Financial Group, Inc., without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484
Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202 Attention: Secretary (513-579-2861). The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City's directors and executive officers is available in its proxy statement filed with the SEC by National City on March 11, 2004, and information regarding Provident's directors and executive officers is available in its Form 10-K filed with the SEC by Provident on March 15, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus.